Exhibit 12.1

CVS Corporation
Computation of Ratio of Earnings to Fixed Charges

	Three months ended		Fiscal Year
Earnings:	April 1, 2006	April 2, 2005	(52 weeks) 2005	(52 weeks) 2004	(53 weeks) 2003	(52 weeks) 2002	(52 weeks) 2001
Earnings from continuing operations before income taxes and extraordinary items(1)(2)	539.4	471.8	1,909.0	1,396.4	1,375.5	1,155.8	709.6
Interest portion of net rental expense (3)	108.9	104.2	420.4	355.5	296.1	282.2	272.2
Interest expense (net of int capitalized)	23.5	29.6	117.0	64.0	53.9	54.5	65.2
Adjusted earnings	671.8	605.6	2,446.4	1,815.9	1,725.5	1,492.5	1,047.0
Fixed charges:(4)
Interest portion of net rental expense (3)	108.9	104.2	420.4	355.5	296.1	282.2	272.2
Interest expense (net of int capitalized)	23.5	29.6	117.0	64.0	53.9	54.5	65.2
Interest capitalized	4.8	2.8	12.7	10.4	11.0	6.1	10.1
Total fixed charges	137.2	136.6	550.1	429.9	361.0	342.8	347.5

Ratio of earnings to fixed charges	4.90	4.43	4.45	4.22	4.78	4.35	3.01

 (1)       Earnings before tax provision includes the pre-tax effect of the following nonrecurring charges and gains, (i) in 2004, the Company conformed its accounting for operating leases and leasehold improvements to the views express by the Office of the Chief Accountant of the Securities and Exchange Commission to the American Institute of Certified Public Accountants on February 7, 2005. As a result, the Company recorded a non-cash pre-tax adjustment of $9.0 million ($5.4 million after-tax) to selling, general and administrative expenses and $56.9 million ($35.1 after-tax) to depreciation and amortization, which represents the cumulative effect of the adjustment for a period of approximately 20 years. Since the effect of this non-cash adjustment was not material to 2004, or any previously reported fiscal year, the cumulative effect was recorded in the fourth quarter of 2004 and (ii) in 2001, $352.5 million ($230.5 million after-tax) related to the markdown of certain inventory to its net realizable value, restructuring and asset impairment costs associated with the Company’s 2001 strategic restructuring, and $3.5 million ($2.1 million after-tax) nonrecurring gain resulting from the net effect of the $50.3 million of settlement proceeds received from various lawsuits against certain manufacturers of brand name prescription drugs which was offset by our contribution of $46.8 million of these settlement proceeds to the CVS Charitable rust, Inc. to fund future charitable giving.

(2)          As a result of adopting SFAS No. 142 “Goodwill and Other Intangible Assets” at the beginning of fiscal 2002, CVS no longer amortizes goodwill and other indefinite-lived intangible assets. Goodwill amortization total $31.4 million pre-tax ($28.2 million after-tax) in 2001.

(3)          The interest portion of the net rental expense is estimated to be equal to one-third of the net rental expense.

(4)          The Company formed an Employee Stock Ownership Plan effective January 1, 1989. On June 23, 1989, the ESOP Trust borrowed $357.5 million from qualified lenders, the proceeds of which were used to purchase a new series of preference stock issued by the Company. The Company has guaranteed the loan to the ESOP Trust. Dividends on preference stock totaled: $16.2 million 2005, $16.6 million 2004, $17.7 million in 2003, $18.3 million in 2002 and $19.1 in 2001. These amounts are not reflected in the calculation above.